11022002

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-~~103927~~ 8-52416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED APR 11 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Global Trading Group, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

195 Hazelwood Drive
(No. and Street)

Westbury, NY 11590
(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Savary 516-876-4918
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name - if individual, state *last, first, middle name*)

100 Wall Street, 11th Floor, New York, NY 10005
(Address) (City) (state) Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Savary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________, as of April 1st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres/CEO

Title

Notary Public

William Rodriguez
Notary Public-State Of New York
Qualified in Nassau County N.01RO6020895
My Commission expires, March 8, 2015

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL TRADING GROUP, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2010

Contents

Independent Auditors' Report	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Comprehensive Income (Loss) and Accumulated Other Comprehensive Income (Loss)	5
Statement of Changes in Stockholder's (Deficit)	6
Statement of Cash Flows	7
Notes to the Financial Statements	8-10
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to Possession or Control Requirements Under Rule 15c3-3	13
Independent Auditors' Report on Internal Control	14-15

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

To the Board of Directors
Global Trading Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Global Trading Group, Inc. as of December 31, 2010, and the related statements of operations, comprehensive income (loss), accumulated comprehensive income (loss), changes in stockholder's (deficit), and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Trading Group, Inc. as of December 31, 2010, and the results of its operations, comprehensive income (loss), accumulated comprehensive income (loss), changes in stockholder's (deficit) , and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $510,996 during the year ended December 31, 2010, and, as of that date, had an accumulated deficit of $657,891 and net worth of $(360,639) .

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report, Continued

The Company has no operations and has no established source of revenue. The Company is also not in compliance for the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1. As described more fully in Note 3 to the financial statements, there is a legal judgment of approximately $302,000 against the Company, and the Company is significantly in arrears with certain creditors for approximately $67,000. The Company is not aware of any alternate source of capital to meet their obligations. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

March 25, 2011

GLOBAL TRADING GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Investments *(Note 1)*	$	14,601
Furniture and equipment *(net of accumulated depreciation of $24,920)*		--
Total assets	**$**	**14,601**
Liabilities and Stockholder's (Deficit)		
Liabilities		
Accounts and accrued expenses payable	$	67,036
Judgment payable *(Note 3)*		302,967
Margin loan payable *(Note 2)*		4,987
Income taxes payable		250
Total liabilities		**375,240**
Stockholder's (deficit)		
Common stock *(20,000 shares $1 par value authorized, 100 shares issued and outstanding)*		100
Additional paid-in capital		303,550
Accumulated other comprehensive income (loss): unrealized (loss) on securities		(6,398)
Accumulated (deficit)		(657,891)
Total stockholder's (deficit)		**(360,639)**
Total liabilities and stockholder's (deficit)	**$**	**14,601**

See independent auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Revenue		
Commissions	$	33,460
Interest income		1,371
Dividend income		975
Other income		7,283
Total revenue		**43,089**
Operating expenses		
Loss on sale of securities		16,141
Judgment expense		322,967
Loss on write-off loan receivable		28,976
Clearing charges		10,184
Legal and professional fees		61,598
Rent		11,900
Travel and entertainment		16,790
Regulatory fees		3,845
Depreciation		1,598
Telephone		2,231
Web design and internet expenses		2,043
Interest expense		1,325
Office expenses		1,564
Bank charges		553
Insurance		455
Postage and delivery		50
Total operating expenses		**482,220**
(Loss) from operations before provision for income taxes		**(439,131)**
Provision for income taxes		
Deferred		(71,615)
Current		(250)
Total provision for income taxes		**(71,865)**
Net (loss)	**$**	**(510,996)**

See independent auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED
DECEMBER 31, 2010

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net (loss)	$	(510,996)
Other comprehensive income (loss): unrealized (loss) on securities		(6,398)
Comprehensive income (loss)	**$**	**(517,394)**

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss), beginning	$	(26,235)
Total other comprehensive income		19,837
Accumulated other comprehensive income (loss), ending	**$**	**(6,398)**

See independent auditors' report and the accompanying notes to the financial statements.

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Net (loss)	$	(510,996)
Other comprehensive income (loss): unrealized (loss) on securities		(19,837)
Comprehensive income (loss)	**$**	**(530,833)**

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss), beginning	$	(26,235)
Total other comprehensive income		19,837
Accumulated other comprehensive income (loss), ending	**$**	**(6,398)**

See independent auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S (DEFICIT)
FOR THE YEAR ENDED
DECEMBER 31, 2010

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Accumulated other comprehensive income (loss)*	*Total stockholder's (deficit)*
Balance, beginning	$ 100	$ 303,550	$ (146,895)	$ (26,235)	$ 130,520
Net (loss)			(510,996)		(510,996)
Other comprehensive income; realized gain on securities				19,837	19,837
Balance, ending	**$ 100**	**$ 303,550**	**$ (657,891)**	**$ (6,398)**	**$ (360,639)**

See independent auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2010

Cash flows from operating activities	
Net (loss)	$ (510,996)
Adjustments to reconcile net (loss) to net cash used in operating activities:	
Depreciation	1,598
Changes in operating assets and liabilities:	
Decrease in commission receivable	2,346
Decrease in other assets	866
Decrease in deferred tax assets	71,615
Decrease in clearing deposit	20,000
Decrease in security deposit	500
Decrease in income taxes payable	(450)
Increase in arbitration payable	302,967
Increase in accounts and accrued expenses payable	49,295
Net cash used in operating activities	**(62,259)**
Cash flows from investing activities	
Net decrease in investments	34,503
Net cash provided by investing activities	**34,503**
Cash flows from financing activities	
Net decrease in loan receivable	28,200
Net decrease in margin loan payable	(977)
Net cash provided by financing activities	**27,223**
Decrease in cash and cash and cash equivalents	**(533)**
Cash and cash equivalents, beginning of year	533
Cash and cash equivalents, end of year	**$ --**

Supplementary disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 288
Interest expense	1,325

See independent auditors' report and the accompanying notes to the financial statements.

Organization

Global Trading Group, Inc. (the "Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated in March 1999 in the State of New York.

Financial Status of the Company - Going Concern

At December 31, 2010, the Company had cash of $0, and a working capital deficit of $360,639. Additionally, the Company incurred a net loss of $510,996 for the year ended December 31, 2010, and had a stockholders' deficit of $360,639 at December 31, 2010.

The Company has no operations and has no established source of revenue. The Company is also not in compliance for the Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1. There is a legal judgment of approximately $302,000 against the Company, and the Company is significantly in arrears with certain creditors for approximately $67,000. The Company is not aware of any alternate source of capital to meet such obligations. Those conditions raise substantial doubt about the Company's ability to continue as a going concern

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture, fixtures and equipment	5-7 years
Vehicles	3 years

Income taxes

The Company follows FASB Accounting Standards Codification No 740, Income Taxes. Deferred tax assets or liabilities are recorded to reflect the future tax consequences of temporary differences between the financial reporting basis of assets and liabilities and their tax basis at each year-end. These amounts are adjusted, as appropriate, to reflect enacted changes in tax rates expected to be in effect when the temporary differences reverse.

The Company records deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities and on operating loss carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Investments

Investments are carried at fair market value, with unrealized gains and losses reported in a separate component of other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Comprehensive income reporting

The Company adopted ASC 220-10, "Reporting Comprehensive Income," (formerly SFAS No. 130). ASC 220-10 requires the reporting of comprehensive income in addition to net income from operations.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income.

Fair value of financial instruments

The fair value of financial instruments classified as current assets or liabilities approximate their carrying value due to the short-term maturity of the instruments.

NOTE 1 – INVESTMENTS

The Company invests in various equities with the fair market values determined by the exchange price in the existing market. The following is the cost and market values at December 31, 2010:

Cost	$	20,999
Unrealized loss		(6,398)
Market value	**$**	**14,601**

NOTE 2 – MARGIN LOAN PAYABLE

The Company's margin account accrues interest at an average rate of 7.75% on all open balances, and is secured by the securities in the Company's investment account. The balance due at December 31, 2010 was $4,987.

NOTE 3 – JUDGMENT PAYABLE

On June 30, 2009, Marcia Baker ("Baker") submitted a Statement of Claims against William Savary, the President of the Company, whereby Baker alleged damages resulting from violations of the Washington State's Securities Act, the Washington Consumer Protection Act, FINRA rules, breach of contract, breach of fiduciary duties, common law fraud, negligent misrepresentation, conversion and unjust enrichment, and negligence

On July 30, 2010, a panel awarded Baker a judgment against the Company and William Savary, jointly and severally, in the amount of $314,303, which included interest, court costs, and attorney fees. The judgment shall bear interest at the rate of 8% per annum from the date of the judgment. The Company accrued interest of $3,840 from August 1, 2010 to December 31, 2010. The balance due on the judgment at December 31, 2010 was $302,967

GLOBAL TRADING GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital		
Total equity capital	$	(360,639)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Non-allowable assets		14,601
Net capital before haircuts and undue concentration on securities positions		**(375,240)**
Haircuts and undue concentration on securities positions		--
	$	**(375,240)**

Aggregate indebtedness		
Items included in the statement of financial condition		
Accrued expenses and other liabilities	$	375,240
	$	**375,240**
Ratio: aggregate indebtedness to net capital		100.00 to 1
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	25,028
Excess net capital at 100%	$	(400,268)

Reconciliation of December 31, 2010 audited computation of net capital and Company's unaudited December 31, 2010 Part IIA filing.

Unaudited December 31, 2010 net capital per December 31, 2010 Part IIA filing	$	(311,621)
Audit adjustments		(63,619)
Net capital	**$**	**(375,240)**

See independent auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditors' report and the accompanying notes to the financial statements.

GLOBAL TRADING GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2010

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See independent auditors' report and the accompanying notes to the financial statements.

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

To the Board of Directors
Global Trading Group, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Global Trading Group, Inc. (the "Company"), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

Independent Auditors' Report on Internal Control, Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2010 to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

March 25, 2011

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**